UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Cimetrix Incorporated
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   17185E-10-0
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                  801-961-8800
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 17185E-10-0
          -----------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Joe K. Johnson

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         78,028 Shares

8.       SHARED VOTING POWER

         1,388,333 Shares (including 1,238,333 Shares owned; and 150,000 Shares issuable under immediately exercisable options)

9.       SOLE DISPOSITIVE POWER

         78,028


JOHNSON: 13D/A1                                                   April 17, 2001
                                       -1-

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10.      SHARED DISPOSITIVE POWER

         1,388,361 Shares (including 1,238,333 Shares owned; and 150,000 Shares issuable under immediately exercisable options)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,466,361 Shares (including 1,316,361 Shares owned; and 150,000 Shares issuable under immediately exercisable options)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN



JOHNSON: 13D/A1                                                   April 17, 2001
                                       -2-

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         This Amendment No. 1 to the Statement on Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the "Shares"), of Cimetrix Incorporated (the "Company"), a Nevada corporation, beneficially owned, directly and indirectly, by Joe K. Johnson (the "Reporting Person"). Mr. Joe K. Johnson is the manager of Aspen Capital Resources, LLC; the trustee of The Johnson Foundation; and the trustee of The Johnson Fixed Charitable Trust dated May 15, 1997. As such, he has been granted voting power and investment power over investments of these entities, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares owned by these entities reported hereby. Capitalized terms not otherwise defined herein have the meanings given in the Statement on Schedule 13D filed with respect to the reporting date of March 10, 2000. This Amendment is filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

         Item 2 of Schedule 13D is hereby amended and restated in its entirety, as follows:

Item 2.  Identity and Background

         This statement is filed by Joe K. Johnson (the "Reporting Person"). As of April 17, 2001, the Reporting Person became a director of the Company. The Reporting Person may be deemed to beneficially own, directly or indirectly, the Shares reported hereby. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Person together with any other "person" constitutes a "group" for any purpose.

         The Reporting Person is an individual resident of Utah and a United States citizen, with an address at 8989 South Schofield Circle, Sandy, Utah 84093. His principal business is investor and consultant. The Reporting Person is the manager of Aspen Capital Resources, LLC; the trustee of The Johnson Foundation; and the trustee of The Johnson Fixed Charitable Trust. Aspen Capital Resources, LLC is an investment company. The Johnson Foundation is qualified as an exempt organization under the Internal Revenue Code of 1986, as amended, and performs certain charitable purposes. The Johnson Fixed Charitable Trust performs certain charitable purposes.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



JOHNSON: 13D/A1                                                   April 17, 2001
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2001


By: /s/ Joe K. Johnson
   -------------------------------
         Joe K. Johnson



JOHNSON: 13D/A1                                                   April 17, 2001
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